FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-184871

PRICING TERM SHEET

NOVEMBER 20, 2012

AVNET, INC.

$350,000,000 4.875% Notes due 2022

Issuer:	Avnet, Inc.

Title of Securities:	4.875% Notes due 2022

Type of Offering:	SEC-registered

Size:	$350,000,000

Maturity:	December 1, 2022

Coupon:	4.875%

Price to Public (Issue Price):	99.788% of principal amount

Yield to Maturity:	4.902%

Benchmark Treasury:	UST 1.625% due 11/15/2022

Spread to Benchmark Treasury:	325 bps

Benchmark Treasury Price and Yield:	99-24; 1.652%

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2013

Denominations:	$2,000 × $1,000

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or the discounted present value of the remaining scheduled payments of principal and interest at the treasury rate plus 50 basis points, plus accrued and unpaid interest to the date of redemption

Change of Control:	If a Change of Control Triggering Event occurs, putable at 101% of principal amount plus accrued and unpaid interest to the date of repurchase

Trade Date:	November 20, 2012

Settlement Date:	T+4; November 27, 2012

CUSIP/ISIN:	053807 AR4/US053807AR45

Ratings*:	Baa3 / BBB- (Stable / Stable)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

*	A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or RBS Securities Inc. toll-free at (866) 884-2071.